UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated: November 25, 2011

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SUBMITTED HEREWITH:

Exhibits

99.1	Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2011

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: November 25, 2011	By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

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